UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of September 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X      Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                No      X

EDP FORM 20-F FILING

EDP – Energias de Portugal, S.A. (“EDP”), announced today that it is still in process of filing with the U.S. Securities and Exchange Commission (the “SEC”) its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”).

As previously disclosed, the Form 20-F could not be filed within the prescribed time period as a result of delays in completing the preparation of EDP’s financial statements, resulting from certain issues arising in connection with the preparation of certain U.S. GAAP financial information in the Form 20-F, primarily in relation to the restatement of amounts attributable to minority interests and two other less significant items in order to correct errors in the application of U.S. GAAP to financial information relating to 2003 and 2002 in connection with the reconciliation between Portuguese GAAP and U.S. GAAP.

EDP notes, however, that its Form 20-F has not yet been finalized and, accordingly, the restated U.S. GAAP financial information set forth below remains subject to change.

EDP expects to restate net income in accordance with U.S. GAAP for 2003 and 2002 as € 451.2 million and € 264.5 million, respectively, compared to € 498.0 million and € 300.0 million, respectively, as previously reported. EDP also expects to restate shareholders’ equity in accordance with U.S. GAAP for 2003 and 2002 as € 3,439.7 million and € 3,865.3 million, respectively, compared to € 3,497.3 million and € 3,886.3 million, respectively, as previously reported. Consequently, the basic and diluted net income per share in accordance with U.S. GAAP for 2003 and 2002 is € 0.15 and € 0.09 per ordinary share, respectively, compared to € 0.17 and € 0.10 per ordinary share, respectively, as previously reported.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 1805 Company Tax Number 500 697 256

EDP does not expect to restate its Portuguese GAAP financial statements for prior years.

EDP anticipates filing its Form 20-F promptly upon completion and audit of its financial statements reflecting certain restatements of U.S. GAAP financial information.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated September 6, 2005

EDP – Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer